UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BOWL AMERICA INCORPORATED

(Name of Issuer)

Common Stock, par value $0.001 per share

(formerly Class A Common Stock, par value $0.10 per share)

(Title of Class of Securities)

102565108

(CUSIP Number)

Bowlero Corp. 222 W 44th Street New York, NY 10036 Attention: Brett I. Parker 212.777.2622 with a copy to:	Atairos Management L.P. 620 Fifth Avenue New York, NY 10020 Attention: David L. Caplan 646.690.5220 with a copy to:
DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, NY 10020-1104 Attention: James D. Meade 212.335.4881	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Attention: Harold Birnbaum 212.450.4678

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 102565108	Page 2 of 21

1.	NAMES OF REPORTING PERSONS BOWLERO CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON CO
(1)

Reference is made to that certain Agreement and Plan of Merger, dated May 27, 2021 (the “Merger Agreement”) by and among Bowl America Incorporated, a Maryland corporation (the “Issuer” or the “Company”), Potomac Merger Sub, Inc. (“Merger Sub”), a Maryland corporation and indirect subsidiary of Bowlero Corp. (“Parent”), and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock, par value $0.10 per share, of the Company (the “Class A Common Stock”), and 1,414,517 shares of Class B Common Stock, par value $0.10 per share, of the Company (the “Class B Common Stock” and together with the Class A Common Stock, the “Company Common Stock”). At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 3 of 21

1.	NAMES OF REPORTING PERSONS KINGPIN INTERMEDIATE HOLDINGS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON OO
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 4 of 21

1.	NAMES OF REPORTING PERSONS KINGPIN INTERMEDIATE LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON OO
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 5 of 21

1.	NAMES OF REPORTING PERSONS AMF BOWLING WORLDWIDE INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON CO
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 6 of 21

1.	NAMES OF REPORTING PERSONS AMF BOWLING CENTERS HOLDINGS INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON CO
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 7 of 21

1.	NAMES OF REPORTING PERSONS AMF BOWLING CENTERS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON CO
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 8 of 21

1.	NAMES OF REPORTING PERSONS COBALT RECREATION LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON OO
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 9 of 21

1.	NAMES OF REPORTING PERSONS THOMAS SHANNON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON IN
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 10 of 21

1.	NAMES OF REPORTING PERSONS A-B PARENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON OO
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 11 of 21

1.	NAMES OF REPORTING PERSONS ATAIROS GROUP, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON CO
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 12 of 21

1.	NAMES OF REPORTING PERSONS ATAIROS PARTNERS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON PN
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 13 of 21

1.	NAMES OF REPORTING PERSONS ATAIROS PARTNERS GP, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON CO
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 14 of 21

1.	NAMES OF REPORTING PERSONS MICHAEL J. ANGELAKIS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14.	TYPE OF REPORTING PERSON IN
(1)

Reference is made to that certain Merger Agreement by and among the Issuer, Merger Sub and Parent. Immediately prior to the Effective Time (as defined in the Merger Agreement), there were issued and outstanding 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock. At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The number and percentage of shares reported as beneficially owned by the Reporting Persons reflect the shares of common stock of the Company issued and outstanding immediately after the Effective Time.

CUSIP NO: 102565108	Page 15 of 21

Item. 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements those provisions set forth herein of the statement on schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 8, 2021.

The purpose of this Amendment is to reflect the closing of the merger of Potomac Merger Sub, Inc. (“Merger Sub”), a Maryland corporation and indirect subsidiary of Bowlero Corp. (“Parent”), with and into the Company with the Company being the surviving corporation as an indirect, wholly-owned subsidiary of Parent (the “Merger”), upon the terms and conditions of that certain Agreement and Plan of Merger, dated May 27, 2021 (the “Merger Agreement”) by and among Company, Parent and Merger Sub. At the Effective Time (as defined in the Merger Agreement) of the Merger, (a) each issued and outstanding share of Class A Common Stock, par value $0.10 per share, of the Company (the “Class A Common Stock”), and Class B Common Stock, par value $0.10 per share, of the Company (the “Class B Common Stock” and together with the Class A Common Stock, the “Company Common Stock”) (other than any (i) shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, (ii) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (iii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub (“Merger Sub”) that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company.

Accordingly, this Amendment relates to the shares of common stock of the Company beneficially owned by the Reporting Persons immediately after the Effective Time of the Merger. The Issuer’s principal executive offices immediately after the Effective Time of the Merger are located at c/o Bowlero Corp., 7313 Bell Creek Road, Mechanicsville, VA 23111 with a copy to DLA Piper LLP (US), 1251 Avenue of the Americas, 27th Floor, New York, NY 10020-1104.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2	Identity and Background

The information in Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

The reference to “Potomac Merger Sub, Inc., a Maryland corporation (“Merger Sub”)” under the heading denoted “(a)-(c)” is hereby amended and restated as follows: “Bowl America Incorporated, a Maryland corporation and successor in interest to Potomac Merger Sub, Inc., a Maryland corporation”.

The second and third full paragraphs under the heading denoted “(a)-(c)” are hereby amended and restated as follows:

The business address of each of Parent, KIH, Cobalt and Thomas Shannon is: c/o Bowlero Corp., 222 W 44th Street, New York, New York 10036 with a copy to DLA Piper LLP (US), 1251 Avenue of the Americas, 27th Floor, New York, NY 10020-1104. The business address of each of KI, AMF Worldwide, AMF Holdings, AMF and the Issuer is: 7313 Bell Creek Road, Mechanicsville, VA 23111 with a copy to DLA Piper LLP (US), 1251 Avenue of the Americas, 27th Floor, New York, NY 10020-1104.

Parent and its subsidiaries, KIH, KI, AMF Worldwide, AMF Holdings, AMF and the Issuer are worldwide leaders in bowling entertainment, media, and events. Cobalt and ABP are the stockholders of Parent. Parent is the sole member of KIH, which is the sole member of KI. KI owns 100% of the outstanding stock of AMF Worldwide, which owns 100% of the outstanding stock of AMF Holdings. AMF Holdings owns 100% of the outstanding Stock of AMF, which owns 100% of the outstanding stock of Merger Sub. Merger Sub was formed for the purpose of effecting the transactions contemplated by the Merger Agreement. The transactions contemplated by the Merger Agreement were closed on August 16, 2021 and Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger. The Board of Directors of Parent consists of Thomas F. Shannon, Brett I. Parker, John Young, Michael J. Angelakis, Rachael Wagner and Brandon Hedvat. Thomas Shannon is the sole manager of each of KI and KIH and is the sole director of each of AMF Worldwide, AMF Holdings, AMF and the Issuer (as successor to Merger Sub). Thomas Shannon is the Chairman, President and Chief Executive Officer of each of Parent, KIH, KI, AMF Worldwide, AMF Holdings, AMF and Merger Sub and is the Managing Member of Cobalt. Brett I. Parker is the Chief Financial Officer, Vice President, Secretary and Treasurer of Parent, KIH, KI, AMF Worldwide, AMF Holdings, AMF and Merger Sub. Current information concerning the identity and background of the directors and executive officers of Parent, KIH, KI, AMF Worldwide, AMF Holdings, AMF and Merger Sub is set forth on Schedule 1 hereto, which is incorporated by reference in response to Item 2 of this Schedule 13D.

CUSIP NO: 102565108	Page 16 of 21

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 3:

On August 11, 2021, the Company held a special meeting of the stockholders of the Company’s Class A Common Stock and Class B Common Stock at which the stockholders approved, among other proposals, the Merger of Merger Sub with and into the Company with the Company surviving as an indirect wholly-owned subsidiary of Parent pursuant to the Merger Agreement. The proposal to approve the Merger pursuant to the Merger Agreement required the affirmative vote of at least a majority of the aggregate number of votes entitled to be cast by holders of the Company’s Class A Common Stock and B Common Stock, voting together as a single class, as of the close of business on July 12, 2021, the record date for the Special Meeting. The proposal was approved as follows: (a) stockholders holding 15,578,154 votes (or approximately 87.1% of the votes) of the Class A Common Stock and Class B Common Stock voted “For” the proposal, (b) stockholders holding 696,305 votes of the Class A Common Stock and Class B Common Stock voted “Against” the proposal, and (c) stockholders holding 1,485 votes of the Class A Common Stock and Class B Common Stock abstained from voting. Upon the approval of the proposal to approve the Merger pursuant to the Merger Agreement, the Requisite Company Vote required under the Merger Agreement was obtained, and the obligations of the parties under the Voting and Support Agreements terminated in accordance with their terms (except to the extent expressly provided therein).

On August 16, 2021, Parent and the Company consummated the Merger pursuant to the Merger Agreement and the Company became an indirect, wholly-owned subsidiary of Parent. At the Effective Time of the Merger, (a) each issued and outstanding share of Company Common Stock (including any shares of Class B Common Stock held by a holder who has properly exercised his, her or its appraisal rights in accordance with the MGCL, other than (i) shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) or (ii) the Company (all of which were automatically canceled and ceased to exist at the Effective Time)) was cancelled and converted into the right to receive cash in the amount of $8.53, without interest and less any applicable withholding taxes, and (b) each of the 1,000 shares of common stock, par value $0.001 per share of Merger Sub that were issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Company. The aggregate amount of Merger Consideration was approximately $44.0 million, which was funded by Parent from its cash on hand. In addition, as contemplated by the Merger Agreement, the Company declared a special cash dividend of $0.60 per share on the Company Common Stock payable to stockholders of record as of August 12, 2021. The special dividend will be paid to holders of the Company Common Stock who continued to hold their shares of Company Common Stock through the Closing of the Merger in accordance with the terms of the Merger Agreement.

On August 16, 2021, in connection with the closing of the Merger, the Company notified the NYSE American (the “NYSE”) of the completion of the Merger and requested the delisting of the Class A Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s shares of Class A Common Stock ceased to trade on the NYSE at the close of business on August 16, 2021 and the NYSE filed a delisting notification on Form 25 with the SEC to report the delisting of the Class A Common Stock from the NYSE on August 17, 2021. The Parent intends to cause the Company to file a Form 15 with respect to its Class A Common Stock, such that the reporting obligations of the Company with respect to its shares of Class A Common Stock under Sections 13 and 15(d) of the Exchange Act will be suspended.

CUSIP NO: 102565108	Page 17 of 21

Item 4.	Purpose of Transaction

The information in the first paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

Parent and Merger Sub entered into the Merger Agreement to cause the Company to become an indirect, wholly-owned subsidiary of Parent pursuant to the Merger. As a result of the Merger, (a) the directors of Merger Sub became the directors of the Issuer, (b) the charter of the Issuer was amended and restated as provided in the Articles of Merger, dated as of, and filed of record with the Maryland State Department of Assessment and Taxation on, August 16, 2021, and pursuant to which the number of shares of stock that the Issuer has authority to issue was amended to 10,000 shares of common stock of the Company, and (c) the Issuer’s by-laws were amended and restated in their entirety. The Company’s shares of Class A Common Stock ceased to trade on the NYSE at the close of business on August 16, 2021 and the NYSE filed a delisting notification on Form 25 with the SEC to report the delisting of the Class A Common Stock from the NYSE on August 17, 2021. As a result of the Merger, the Company Common Stock is now eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. The Parent intends to cause the Company to file a Form 15 with respect to its Class A Common Stock, such that the reporting obligations of the Company with respect to its shares of Class A Common Stock under Sections 13 and 15(d) of the Exchange Act will be suspended. The information set forth in Item 3 of the Original Schedule 13D, as amended by this Amendment, is incorporated herein by reference.

The foregoing descriptions of the amended and restated charter and amended and restated bylaws of the Issuer are only a summary, do not purport to be complete and are qualified in their entirety by reference to the full text that are filed as exhibits hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information in Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)—(b)  The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Immediately prior to the execution of the Voting and Support Agreements, the Reporting Persons did not own any shares of Common Stock. On August 16, 2021, Parent and the Company consummated the Merger pursuant to the Merger Agreement and the Company became an indirect, wholly-owned subsidiary of Parent. Immediately after the Effective Time of the Merger, each of the applicable Reporting Persons beneficially holds 1,000 shares of common stock of the Company, which constitute 100% of the outstanding common stock of the Company.

As a result of the termination of the Voting and Support Agreements in accordance with their terms (except to the extent expressly provided therein), the Reporting Persons and the parties to the Voting and Support Agreements may cease to be deemed members of a “group” with one another.

(c)         Except as set forth in the Original Schedule 13D, as amended by this Amendment, no Reporting Person nor, to the knowledge of the applicable Reporting Person, any of the persons set forth on Schedules 1 or 2 hereto, has effected any transaction in the Class A Common Stock or Class B Common Stock in the 60 days preceding the date of this Amendment.

(d)         Immediately after the Effective Time of the Merger, each of the applicable Reporting Persons beneficially holds 1,000 shares of common stock of the Company, which constitute 100% of the outstanding common stock of the Company. Accordingly, no person (other than the Reporting Persons and the persons set forth on Schedules 1 and 2 hereto in respect of any shares beneficially owned by them) is known to the Reporting Persons or, to the knowledge of the applicable Reporting Person, any of the persons set forth on Schedules 1 or 2 hereto, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Schedule 13D.

(e)         Not applicable.

CUSIP NO: 102565108	Page 18 of 21

Item 7.	Material to be Filed as Exhibits
Exhibit	Description
1.	Joint Filing Agreement among, dated as of June 7, 2021.
2.

Agreement and Plan of Merger dated as of May 27, 2021, by and among the Company, Parent and Merger Sub (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-07829) filed with the Securities and Exchange Commission on May 28, 2021 and incorporated herein in its entirety by reference).

3.

Form of Voting and Support Agreement (attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K (File No. 001-07829) filed with the Securities and Exchange Commission on May 28, 2021 and incorporated herein in its entirety by reference).

4.

Articles of Merger of Potomac Merger Sub, Inc. with and into Bowl America Incorporated, dated as of August 16, 2021, amending the Amended and Restated Articles of Incorporation of Bowl America Incorporated, as amended as of August 16, 2021 (attached as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-07829) filed with the Securities and Exchange Commission on August 16, 2021 and incorporated herein in its entirety by reference).

5.

Amended and Restated Bylaws of Bowl America Incorporated (attached as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 001-07829) filed with the Securities and Exchange Commission on August 16, 2021 and incorporated herein in its entirety by reference).

CUSIP NO: 102565108	Page 19 of 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021.
BOWLERO CORP.

	By:	/s/ Thomas Shannon
	Name:	Thomas Shannon
	Title:	Chief Executive Officer and President

KINGPIN INTERMEDIATE HOLDINGS LLC

By:	/s/ Thomas Shannon
Name:	Thomas Shannon
Title:	Chief Executive Officer and President

KINGPIN INTERMEDIATE LLC

By:	/s/ Thomas Shannon
Name:	Thomas Shannon
Title:	Chief Executive Officer and President

AMF BOWLING WORLDWIDE INC.

By:	/s/ Thomas Shannon
Name:	Thomas Shannon
Title:	Chief Executive Officer and President

AMF BOWLING CENTERS HOLDINGS INC.

By:	/s/ Thomas Shannon
Name:	Thomas Shannon
Title:	Chief Executive Officer and President

AMF BOWLING CENTERS, INC.

By:	/s/ Thomas Shannon
Name:	Thomas Shannon
Title:	Chief Executive Officer and President

[Signatures continue on the following page.]

CUSIP NO: 102565108	Page 20 of 21

POTOMAC MERGER SUB, INC.

By:	/s/ Thomas Shannon
Name:	Thomas Shannon
Title:	Chief Executive Officer and President

COBALT RECREATION, LLC

By:	/s/ Thomas Shannon
Name:	Thomas Shannon
Title:	Managing Member

THOMAS SHANNON

/s/ Thomas Shannon
Name:	Thomas Shannon

[Signatures continue on the following page.]

CUSIP NO: 102565108	Page 21 of 21

A-B PARENT LLC

By: ATAIROS GROUP, INC., its Sole Member

By:	/s/ Clare McGrory
Name:	Clare McGrory
Title:	Authorized Signatory

ATAIROS GROUP, INC.

By:	/s/ Clare McGrory
Name:	Clare McGrory
Title:	Authorized Signatory

ATAIROS PARTNERS, L.P.

By: ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ Clare McGrory
Name:	Clare McGrory
Title:	Authorized Signatory

ATAIROS PARTNERS GP, INC.

By:	/s/ Clare McGrory
Name:	Clare McGrory
Title:	Authorized Signatory

MICHAEL J. ANGELAKIS

/s/ Michael J. Angelakis
Name:	Michael J. Angelakis